

July 25, 2013

<u>Via E-mail</u>
James L. Mandel
President and Chief Executive Officer
Multiband Corporation
5605 Green Circle Drive
Minnetonka, MN 55343

      Re: **Multiband Corporation**
              Preliminary Merger Proxy Statement on Schedule 14A
              Filed July 8, 2013
              File No. 000-13529

Dear Mr. Mandel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Larry Spirgel

                    Larry Spirgel
                    Assistant Director